

February 27, 2009

Gregory Rufus
Chief Financial Officer
TransDigm Group Incorporated
1301 East 9th Street
Suite 3710
Cleveland, OH 44114

      Re: TransDigm Group Incorporated
            Form 10-K: For the fiscal year ended September 30, 2008
            Schedule 14A: For the period ended January 16, 2009
            Commission file number: 01-32833

Dear Mr. Rufus:

We have reviewed the above referenced filings and have the following comments. Some of our comments request changes to disclosure in future filings. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. Our comments may also request information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K for the fiscal year ended September 30, 2008

Item 6. Selected Financial Data, page 20
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

EBIDTA and EBITDA As Defined

1. We note the presentation of EBITDA, margin and EBITDA As Defined, margin, within the other data section of your selected financial data. Please either remove

this presentation in its entirety or substantially revise to clearly describe the substantive reasons specific to you why management believes these measures provide useful information to investors. You have not provided sufficient disclosure responsive to Item 10(e)(1) of Regulation S-K.

2. You are using the non-GAAP measures EBITDA and EBITDA As Defined in assessing your performance as well as a liquidity measure with regard to compliance with your senior credit facility covenants. Item 10 (e)(1)(i) of Regulation S-K requires a reconciliation of each non-GAAP financial measure to the most directly comparable financial measure. Since you are also utilizing these measures as an indication of liquidity, you should provide a reconciliation of these measures to operating cash flows.

3. With respect to these non-GAAP measures as a performance measure, it does not appear that you have provided substantive reasons on why management believes these non-GAAP measures provides useful information to investors. In the absence of reasons why these measures are substantive and useful for your investors, please consider eliminating these non-GAAP financial measures as a performance measure.

   In addition, we note that your Senior Secured Credit Facility defines Consolidated EBITDA in a manner equal to how you define EBITA As Defined, and this financial covenant is a material term of this debt facility. However, from disclosure in the third paragraph on page F-16 in your debt note, you also provide other material covenant disclosure in that you are required to prepay outstanding term loans for specific levels of Excess Cash Flow (as defined) based on the Consolidated Leverage Ratio exceeding certain specified levels. It is unclear whether Excess Cash Flow (as defined) is the same as you have named EBITA As Defined. As appropriate, please ensure clarity and consistency of the terms throughout your filing. In presenting this non-GAAP liquidity measure as a material financial covenant to your debt facility, we believe it is material for an investors understanding that a discussion of the covenants would include all material elements including how Excess Cash Flow (as defined) and Consolidated Leverage Ratio is computed as part of the material financial covenants to this debt facility as well as the amount or limit required for compliance with the covenant. Please refer to Question 10 of the June 13, 2003 Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures located at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

   Please revise accordingly.

Trend Analysis, page 29

4. We note that your manufacturing processes require the use of various raw materials with significant volatility in their costs (e.g. stainless steel, titanium,

aluminum). Please provide a discussion explaining the volatile nature and the future demand for these base metals and its potential impact to your operations (cost of sales) as well as any actions management uses or plans to use to mitigate these risks.

Note 2: Acquisitions, page F-7

5. During the reporting periods, we note that you made a number of acquisitions where amounts of the respective purchase price as recognized as goodwill. Please include a robust discussion of the factors that contributed to a purchase price that resulted in recognition of a significant amount of goodwill. Refer to the guidance in paragraph 51(b) of SFAS No. 141.

6. Given the impact the identification of reporting units can have on the determination of a goodwill impairment charge and the amount of goodwill in your consolidated financial statements being highly material and representing approximately 60% of total assets, please consider providing expanded disclosure in the critical accounting policies (estimates) section of MD&A for Intangible Assets (page 31). The disclosure should address (i) how the reporting units were identified; (ii) how goodwill is allocated to reporting units; and (iii) whether there have been any changes in the number of reporting units or the manner in which goodwill was allocated. If such changes have taken place, they should be explained, accordingly.

Note 3: Significant Accounting Policies, page F-9

7. Please disclose an accounting policy for determining net earnings per share, both on a basic and diluted basis.

Note 8: Accrued Liabilities, page F-15

8. Please explain to us the reason for the increase in the reserve for sales returns and rebates in fiscal year 2008 as compared to the amount reserved in fiscal 2007. Also in this regard, please update your discussion of critical accounting policies within MD&A as deemed appropriate to discuss any factors impacting the estimation of these reserves. You may also want to include a discussion with regard to rebates offered and management's estimation of amounts.

Schedule 14A for the period ended January 16, 2009

Objectives of the Executive Compensation Program, page 14

9. In the second paragraph of this section, you note that your bonuses are discretionary. However, you refer to "target bonuses" in the final paragraph of this section and throughout the disclosure regarding your executives' individual employment agreements. Please explain to us whether bonus compensation is entirely discretionary or whether any targets are used. If targets are used, please confirm that you will disclose such targets in future filings.

Base Salary, page 15

10. We note your use of a selected peer group compiled by Towers Perrin as part of your competitiveness assessment. It appears that you benchmark elements of your executive compensation against this data. Accordingly, please disclose all companies within the peer group in future filings.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in its filings;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Theresa Messinese at 202-551-3307 or Joe Foti at 202-551-3816 for questions regarding the financial statements and related matters, Mathew Spitzer at 202-551-3227 for questions regarding Schedule 14A, or the undersigned at 202-551-3380 with any other questions.

Sincerely,

Lyn Shenk
Branch Chief